Exhibit 99.1

SciSparc-Clearmind Collaboration Leads to Filing of International Patent Application for Novel Treatment of Anorexia, Bulimia and other Eating Disorders

TEL AVIV, Israel, April 25, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced today that its collaboration with Clearmind Medicine Inc. (Nasdaq: CMND) has led to the filing of a new international patent application for a proprietary treatment targeting anorexia, bulimia and other eating disorders.

The patent application covers the use of 3-Methylmethcathinone (3-MMC) in combination with SciSparc’s Palmitoylethanolamide (“PEA”). This innovative combination aims to address the complex neurobiological and psychological factors associated with eating disorders, offering a potential new avenue for treatment.

Eating disorders are serious mental health conditions that negatively impact an individual’s health, emotions, and ability to perform daily functions. Eating disorders are among the top ten leading causes of disability among young women and have one of the highest mortality rates compared to other mental disorders. According to recent studies, up to 70 million people globally are affected by eating disorders, with significant increases observed among children and adolescents. Global eating disorder prevalence increased from 3.4% to 7.8% between 2000 and 2018.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on Amazon Marketplace.

About Clearmind Medicine Inc. (“Clearmind”)

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

Clearmind’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. Clearmind intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Common shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential of its proprietary treatment to treat anorexia, bulimia and other eating disorders. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055